Exhibit 99.1

NOTICE TO SHAREHOLDERS

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registration (NIRE): 29.3.0001633-1

São Paulo, March 25, 2019 - Suzano Papel e Celulose S.A (“Suzano”) (B3: SUZB3 | NYSE: SUZ), in addition to the Notice to the Shareholders released on November 29, 2018, and complying with item 4.2.1 of the Merger Agreement for the combination of operations and shareholder bases of the Company and of Fibria Celulose S.A. (“Fibria”) executed on July 26, 2018, hereby informs that on March 20, 2019 a special auction was held at B3 S.A. — Brasil, Bolsa e Balcão to sell leftover shares of common stock issued by the Company as a result of the aggregation of share fractions granted to each former shareholder of Fibria holder of common shares of Eucalipto Holding S.A., due to the merger of the latter by Suzano. Were sold, on the respective auction, 5,772 common shares issued by Suzano, at an average price of R$ 43.8737 per share, such that the proceeds amounted to R$ 253,239.24.

On this date, the aforementioned auction was settled and the net value to be distributed to the former Fibria shareholders who owned the relevant fractions, proportionally to their percentage holding in each share sold in the auction, totaled R$ 253,083.92 (equivalent to R$ 43.85864640290 per fraction) and will be paid on March 29, 2019.

The proceeds of the auction will be paid, without adjustment for inflation and net of any costs incurred, on March 29, 2019, to the former Fibria shareholders who owned the relevant fractions, proportionally to their percentage holding in each share sold in the auction.

The proportional resulting cash amounts will be credited to the bank accounts of the relevant shareholders or transferred to their custody agents provided that the shareholders’ registration details are up to date. In the event of out of date registration details, the sums due to the shareholders in question will be held on their behalf by the bank Itaú Corretora de Valores S.A., Suzano’s share registrar.

São Paulo, March 25, 2019.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer